EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (a)

Years Ended December 27, 2003, December 28, 2002, December 29, 2001,

December 30, 2000 and December 25, 1999

(in millions except ratio amounts)

	2003	2002	2001	2000	(c)	1999	(c)
Earnings:
Income before income taxes	$4,992	$4,433	$3,644	$3,761		$4,275
Unconsolidated affiliates interests, net	(275)	(251)	(100)	(140)		(73)
Amortization of capitalized interest	9	8	10	9		10
Interest expense	163	178	219	272		421
Interest portion of net rent expense (b)	77	64	55	57		46

Earnings available for fixed charges	$4,966	$4,432	$3,828	$3,959		$4,679

Fixed Charges:
Interest expense	$163	$178	$219	$272		$421
Capitalized interest	4	3	3	7		10
Interest portion of net rent expense (b)	77	64	55	57		46

Total fixed charges	$244	$245	$277	$336		$477

Ratio of Earnings to Fixed Charges (c)	20.37	18.08	13.83	11.77		9.81

(a)	Based on unrounded amounts.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.
(c)	Amounts have not been restated for the adoption of the fair value method of accounting for stock options.